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                                                        Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         And deemed filed pursuant to Rule 14a-6
                                          Of the Securities Exchange Act of 1934
                                                Subject Company: USX Corporation
                                                   Commission File No. 333-69090


                                USX CORPORATION
                               600 Grant Street
                           Pittsburgh, PA 15219-4776


October 12, 2001


Dear Fellow Stockholder:

According to our latest records, we have not yet received your voting instruction form for the important Special Meeting of Stockholders of USX Corporation on October 25, 2001. Your Board of Directors has unanimously recommended that stockholders vote FOR all Proposals under consideration at the Meeting.

Please vote TODAY by telephone, via the Internet, or by signing and returning the enclosed voting instruction form.


Very truly yours,


/s/ Thomas J. Usher
Thomas J. Usher
Chairman of the Board of Directors &
Chief Executive Officer

================================================================================

                                IMPORTANT NOTE:

       Remember that you can now vote by telephone or via the Internet -- Simply follow the instructions on the enclosed voting instruction form.

            If you have any questions, or need assistance in voting
                 your shares, please call our proxy solicitor,

                         INNISFREE M&A INCORPORATED
                         TOLL-FREE, at 1-888-750-5835.

================================================================================

USX Corporation has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes materials previously sent to you. You are urged to read the materials because they contain important information. You may obtain a free copy of the registration statement at the Securities and Exchange Commission's web site at www.sec.gov.